Algonquin Power & Utilities Corp. Announces C$900 Million Offering of Common Shares Comprised of C$550 Million Bought Deal Offering and Concurrent C$350 Million Offering to an Institutional Investor
This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 15, 2020 to its short form base shelf prospectus dated April 3, 2020.
Oakville, ON, July 8, 2020 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”, “Algonquin” or the “Company”) today announced that it has entered into an agreement with Scotiabank and CIBC Capital Markets, on behalf of a syndicate of underwriters (the "Underwriters"), under which the Underwriters have agreed to buy, on a bought deal basis, 32,170,000 common shares of APUC (the "Common Shares") at a price of $17.10 per Common Share for gross proceeds of $550 million (the "Bought Deal").
APUC has granted the Underwriters an over-allotment option, exercisable at the offering price for a period of 30 days following the closing of the Bought Deal, to purchase up to an additional 4,825,500 Common Shares. If the over-allotment option is exercised in full, the gross proceeds of the Bought Deal will be $633 million.
APUC also announced today that it has entered into an agreement with an institutional investor that has agreed to purchase 20,470,000 Common Shares (the “Concurrent Offering” and together with the “Bought Deal”, the “Offerings”) at a price of $17.10 per Common Share for gross proceeds of C$350 million.
The Common Shares offered in the Concurrent Offering are being sold directly to the institutional investor without an underwriter or placement agent.
Net proceeds of the Offerings are expected to be used to partially finance APUC’s previously announced renewable development growth projects and for general corporate purposes.
“Algonquin is successfully executing on its U.S. $9.2 billion, five year capital program announced at our 2019 Investor Day, of which over half is expected to be incurred in 2020 and 2021,” stated Arun Banskota, President of APUC. “This offering satisfies the common equity requirements for the current 2020 capital expenditure program and also puts the Company in a position of strength as it looks to soon begin executing on the 2021 portion of its capital program.”
The Bought Deal will be made in all provinces of Canada and in the United States and is expected to close on or about July 17, 2020. The closing of the Concurrent Offering is expected to close on or about the same time as the Bought Deal.
The Company also plans to suspend its at-the-market equity program (“ATM Program”) for the balance of 2020 as Algonquin will have raised the common equity required for the current 2020 capital expenditure program.
A separate prospectus supplement to APUC's Canadian base shelf prospectus dated April 3, 2020 (the “Shelf Prospectus”) will be filed in respect of each Offering in Canada with applicable securities regulatory authorities (the “Canadian Prospectus Supplements”) as well as in the United States with the Securities and Exchange Commission pursuant to APUC’s U.S. base shelf prospectus dated April 3, 2020 (the “U.S. Shelf Prospectus”) included in its U.S. registration statement on Form F-10 (the “U.S. Prospectus Supplements”). The Canadian Prospectus Supplements and Shelf Prospectus are available on SEDAR at

www.sedar.com and the U.S. Prospectus Supplements, the U.S. Shelf Prospectus and the U.S. Registration Statement are available on EDGAR at www.sec.gov.
Closing of the Bought Deal and the Concurrent Offering is subject to customary conditions including receipt of the approval of the Toronto Stock Exchange and the New York Stock Exchange. The closing of the Bought Deal and the Concurrent Offering are not contingent on each other.
This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
All dollar amounts referenced herein are in Canadian dollars unless otherwise noted.
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019- A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", “intends”, "expects", "anticipates" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, statements regarding the closing date of the Offerings and the expected use of the net proceeds therefrom, expectations regarding the Company’s capital program and the planned suspension of its ATM Program. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Enquiries, please contact:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500